2018 half year results 1 August 2018 London EXHIBIT 99.2

Cautionary statements ©2018, Rio Tinto, All Rights Reserved 2 This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward looking figures, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Chief executive J-S Jacques

Our strategy is delivering ©2018, Rio Tinto, All Rights Reserved 4 EBITDA of $9.2 billion, margin of 43% Reshaping the portfolio with divestments announced in H1 2018 of $5 billion Total cash returns to shareholders of $7.2 billion, comprising: - Interim returns of $3.2 billion (including dividend of $2.2 billion, 127 US cents per share) - Disposal proceeds of $4.0 billion Invested $1.4 billion in high-return growth - AutoHaul TM delivering, Oyu Tolgoi underground and Amrun on track Delivered $0.3 billion free cash flow from productivity in H1 2018

Strong results delivered in H1 2018 ©2018, Rio Tinto, All Rights Reserved 5 Robust financial performance Disciplined capital allocation Positioning for the long-term EBITDA of $9.2 billion Interim 2018 dividend of $2.2 billion AutoHaul TM delivering flexibility and increased capacity in the Pilbara Operating cash flow of $5.2 billion Additional share buy-back declared of $1.0 billion Oyu Tolgoi underground development on track Free cash flow of $2.9 billion Return of disposal proceeds of $4.0 billion Amrun development progressing to plan $0.3 billion of mine-to-market productivity improvements delivered Capital expenditure of $2.4 billion Divestments announced of $5 billion in H1 2018

6 ©2018, Rio Tinto, All Rights Reserved Eliminating fatalities through the Critical Risk Management programme which continues to be embedded, including controls for critical health risks Preventing catastrophic events through our focus on process safety and the identification and management of controls for major hazards Reducing injuries through targeted hazard elimination campaigns Ongoing focus on mental health, wellbeing and fatigue management Fatality at Rio Tinto Fer et Titane in April 2018 Fatal assault on a security contractor at Richards Bay Minerals in July 2018 Continuing history of improvement in AIFR Safety and health come first 0.97 0.81 0.69 0.67 0.67 0.65 0.59 0.44 0.44 0.42 0.40 2.78 1.56 1.17 1.24 1.01 0.90 0.90 0.94 0.85 0.79 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Jul 2018 YTD All injury frequency rate per 200,000 hours Rio Tinto ICMM (23 companies)

Strong cash flow from world-class assets Iron Ore Aluminium Copper & Diamonds Energy & Minerals Margins 67% Pilbara operations FOB EBITDA margin 35% Integrated operations EBITDA margin 45% EBITDA margin 36% EBITDA margin Cash flow Cash flows from operations: Development capex: Free cash flow: $4,245m $183m $3,759m Cash flows from operations: Development capex: Free cash flow: $1,137m $449m $327m Cash flows from operations: Development capex: Free cash flow: $838m $690m $28m Cash flows from operations: Development capex: Free cash flow: $599m $31m $379m 7 ©2018, Rio Tinto, All Rights Reserved

8

Further strengthening our world-class portfolio


c.$8bn of disposals announced since 2017
Core portfolio
Thermal coal
Met coal
European smelters
Asset quality
Cost curve position, scale and expandability
Long-term commodity fundamentals

Size of the bubbles represent reported operating assets value for core portfolio and disposals proceeds for disposed assets

Successful divestment programme. Since 2017:

– Exiting thermal coal and coking coal assets

– Exiting European smelters

Continuous portfolio review focusing on higher long-term returns

– Grasberg non-binding HoA signed for intended $3.5 billion sale

Evaluation of acquisition opportunities

– Rigorous and disciplined

– Creates additional scope and capability

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Chief financial officer Chris Lynch

30 2016 40 50 60 70 80 90 2017 2018 40 2016 45 50 55 60 2017 2018 125 2016 175 225 275 325 375 2017 2018 1,500 2016 1,750 2,000 2,250 2,500 2,750 3,000 3,250 2017 2018 Robust pricing across most commodities 10 Iron Ore Copper Aluminium Bauxite Sources: Bloomberg, Metal Bulletin, Platts $/t LME + MW Premium c/lb $/t CFR China $/dmt 62%, FOB WA Iron ore prices underpinned by record steel production in China. Steel and iron ore inventories drawing down Aluminium prices moved higher by US import duties and sanctions Copper price impacted in June by concerns over trade restrictions Bauxite price supported by demand from growing Chinese coastal refinery capacity $/dmt 58%, FOB WA ~40% ©2018, Rio Tinto, All Rights Reserved

EBITDA driven by higher pricing and increased volumes, offsetting cost headwinds 11 9.0 9.2 9.2 0.6 0.9 (0.1) (0.2) (0.1) (0.3) (0.2) (0.4) 0 2 4 6 8 10 12 H1 2017 underlying EBITDA Price Exchange rates Energy CPI Flexed H1 2017 Volumes & mix underlying EBITDA Raw material cost headwinds Other cash costs* One-offs and other H1 2018 underlying EBITDA Underlying EBITDA H1 2017 vs H1 2018 $ billion * Cash costs include movements in Exploration & Evaluation costs ©2018, Rio Tinto, All Rights Reserved

0.0 Jan-16 1.0 2.0 3.0 4.0 Jan-17 Jan-18 US Federal Funds Rate US CPI Australian CPI Inflation is challenging the industry 12 ©2018, Rio Tinto, All Rights Reserved Source: CEIC, Rio Tinto, FactSet Australian & US headline CPI increasing 20 Jan-16 30 40 50 60 70 80 Jan-17 Jan-18 $/bbl % Aluminium raw materials Oil (Brent) price increasing 80 Jan-16 120 160 200 240 280 Jan-17 Jan-18 Caustic soda Petroleum coke Coal tar pitch Index Return of inflation in the US driving an increase in the federal funds rate Higher input energy prices impacted EBITDA by $0.2 billion in H1 2018 Raw materials cost headwinds impacted EBITDA by $0.3 billion in H1 2018

Productivity programme on track despite cost headwinds 13 ©2018, Rio Tinto, All Rights Reserved Post-tax mine-to-market (M2M) productivity programme $ billion (free cash flow) * Based on consensus prices and exchange rates $0.3 billion mine-to-market free cash flow (net of cost headwinds) delivered in H1 2018 – Cost headwinds from Aluminium and Energy & Minerals raw materials (caustic, pitch, coke and electrodes) Additional $0.4 billion M2M free cash flow expected in H2 2018 2017 & 2018 full year cumulative target* 2017 & H1 2018 cumulative total H1 2018 delivered H1 2018 cost headwinds 0.7 1.1 (0.2) 0.5 2017 delivered 0.4

2.7 7.7 5.0 2017 H1 2018 Total since 2017 Strategic disposals announced since 2017 14 ©2018, Rio Tinto, All Rights Reserved $7.7 billion disposals announced since 2017 $ billion 2017: Coal & Allied: $2.7 billion 2018: Coking coal: $4.15 billion – Kestrel and Hail Creek sales completed on 1 August 2018 – Winchester South sale completed on 1 June 2018 2018: European aluminium smelters: $0.8 billion – ISAL and Dunkerque sales expected to complete in Q3 2018 In addition, non-binding HoA signed on 12 July 2018 for intended sale of Grasberg interest for $3.5 billion Value delivered through divestments

Further cash returns to shareholders Compelling growth Debt management Disciplined capital allocation 15 Essential 1 sustaining capex Ordinary 2 dividends Iterative 3 cycle of ©2018, Rio Tinto, All Rights Reserved 2.3 Growth 2.8 capital 2.4 8.5 Cash returned to shareholders Sustaining capital $8.5 billion paid to shareholders over the last 12 months* ($ billion) Balance sheet * Refer to slide 40 for detailed breakdown

16

Sustaining capital and compelling growth

Capital expenditure profile
$ billion


~5.5
~6.0
~6.5
2018F
2019F
2020F
Sustaining
Pilbara replacement
Other replacement
Development

Maintained sustaining capital guidance of $2.0 to $2.5 billion per year, including:

– Iron Ore sustaining capex of ~$1 billion per year

Pilbara replacement capital of ~$2.7 billion includes Koodaideri development from 2019

Other replacement capital includes:

– South wall pushback at Kennecott

– Amrun replacement tonnes

– Zulti South

Development capital includes:

– Oyu Tolgoi, including development of power station

– Amrun

– AutoHaul™

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7.6 3.8 5.2 5.0 Jun-17 Adjusted Dec-17* Jun-18 Strong balance sheet 17 ©2018, Rio Tinto, All Rights Reserved Net debt of $5.2 billion Cash outflows in H1 2018: – $1.2 billion final Australian tax payment pertaining to 2017 profits – $4.7 billion in returns to shareholders – $2.4 billion in capital expenditure Gross debt reduced by $2.1 billion in H1 2018 – Net interest paid of $0.1 billion associated with bond purchase programme New leasing accounting standard to come into effect from January 2019** Net debt $ billion * Adjusted for $1.2 billion tax payment in H1 2018 pertaining to 2017 profits ** Undiscounted operating lease commitments disclosed in note 31 of the Rio Tinto 2017 Annual Report were $1.8 billion

Delivering superior returns for shareholders 18 ©2018, Rio Tinto, All Rights Reserved 2018 cash returns to shareholders* $ billion 3.2 1.5 1.4 2.2 1.0 9.3 2017 final dividend SBB paid in H1 2018 Existing SBB remaining in H2 2018 2018 interim dividend Additional SBB by Feb-19 2018 cash returns Paid Paid Interim 2018 returns to shareholders of $3.2 billion announced – Interim dividend of $2.2 billion or 127 US cents per share to be paid in September 2018 – Additional share buy-back of $1.0 billion in Rio Tinto plc shares by the end of February 2019 – 72% of underlying earnings In addition to $1.4 billion remaining from completion of $2.9 billion buy-back in Rio Tinto plc shares by the end of 2018 * Additional share buy-back (SBB) announced on 1 August 2018 of $1 billion to be completed in February 2019

19

Announced divestment proceeds will be returned to shareholders

Additional disposal proceeds
$ billion


Completed
2.3
Completed
1.7
Completed
0.2
4.2
(~1.0)
0.5
0.3
~4.0
Kestrel
Hail Creek & Valeria
Winchester South*
Disposals completed
Estimated tax payable
Dunkerque
ISAL
2018 post-tax disposal proceeds

Disposals of $4.15 billion (pre-tax) completed for coking coal assets:

- Estimated total tax payable in the order of $1 billion

Dunkerque and ISAL sales expected to complete in Q3 2018 for $0.8 billion

Rio Tinto board has approved that post-tax proceeds of $4.0 billion will be returned to shareholders

Precise timing and form to be determined

* $50 million from the sale of Winchester South to be received on 1 June 2019 (12 months from the date of completion)

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Chief executive J-S Jacques

21 Global PMIs have eased but remain in expansion Controlled deceleration in Chinese economic growth since Q4 2017 Recent rebound in world trade volumes and container traffic reassures that global trade growth remained healthy in H1 2018 Manufacturing sentiment has weakened but remains comfortably in expansion territory despite rising trade tensions Trade tensions unlikely to materially affect steel demand Chinese growth slowing very gradually Source: CEIC, Rio Tinto, Bloomberg ©2018, Rio Tinto, All Rights Reserved -3 Jun-17 -2 -1 0 1 2 3 4 Aug-17 Oct-17 Dec-17 Feb-18 Apr-18 Jun-18 Growth (MoM,%) Global Trade Volume Container Traffic Global trade remains strong 0 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 2 4 6 8 10 YoY ytd % real GDP Construction GDP Manufacturing GDP Services GDP 40 Jun-17 45 50 55 60 65 Aug-17 Oct-17 Dec-17 Feb-18 Apr-18 Jun-18 PMI Index US Eurozone China Japan Global macro indicators remain supportive

China supply-side reform and tightening environmental policy have driven structural change 22 Supply side reform Policies focused on restoring profitability and reducing debt Unprecedented steel and aluminium capacity reductions Limiting future capacity growth ©2018, Rio Tinto, All Rights Reserved Environmental policies Environmental protection marked as a top three domestic policy priority Additional ultra-low emissions standards to apply to industry by 2025 Driving structural change Improved productivity and profitability of Chinese steel industry Strong demand for high quality, driving structural iron ore premiums Improved fundamentals for global aluminium industry

Challenging global environment demands a resilient business A portfolio of world-class assets – EBITDA margin of 43% – Operating cash flow of $5.2 billion – Investing in Tier 1 growth Maintaining a strong balance sheet – Net debt of $5.2 billion Continued focus on cash – $5 billion mine-to-market productivity programme – Active portfolio management 23 ©2018, Rio Tinto, All Rights Reserved

24

High-return growth optionality

Iron Ore

Optimising the world's premier iron ore business

- Increasing flexibility of Pilbara system
- Koodaideri project in feasibility study
- Pursuing additional productivity and automation initiatives
- Significant resource optionality to maintain high-quality product



Aluminium

Building optionality into the lowest cost bauxite and aluminium business

- $1.9 billion Amrun bauxite project to be commissioned in H1 2019
- Further bauxite expansion options in northern Australia
- Brownfield Canadian aluminium expansion optionality



Copper

Building the largest and highest quality copper development

- $5.3 billion Oyu Tolgoi underground first drawbell production in 2020
- $0.9 billion Kennecott South Wall Pushback
- First full year of increased Escondida capacity in 2018
- Resolution copper pre-feasibility study to be completed by 2021



Industrial Minerals

Extensive exploration programme and high-return niche growth

- Zulti South mineral sands project in feasibility study
- Jadar lithium/borates in pre-feasibility study – high-growth option in battery minerals
- H1 2018 E&E spend of $232 million in 17 countries across 8 commodities



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Disciplined capital allocation World-class assets Portfolio Operating excellence Performance Capabilities People & Partners Balance sheet strength Superior shareholder returns Compelling growth Superior cash generation Our strategy will deliver value through the cycle 25 ©2018, Rio Tinto, All Rights Reserved

Our strategy is delivering ©2018, Rio Tinto, All Rights Reserved 26 EBITDA of $9.2 billion, margin of 43% Reshaping the portfolio with divestments announced in H1 2018 of $5 billion Total cash returns to shareholders of $7.2 billion, comprising: - Interim returns of $3.2 billion (including dividend of $2.2 billion, 127 US cents per share) - Disposal proceeds of $4.0 billion Invested $1.4 billion in high-return growth - AutoHaul TM delivering, Oyu Tolgoi underground and Amrun on track Delivered $0.3 billion free cash flow from productivity in H1 2018

Appendix

Strong aluminium and copper prices partially offset by lower iron ore prices 28 ©2018, Rio Tinto, All Rights Reserved EBITDA H1 2017 vs H1 2018 $ million 9,042 604 0 2,000 4,000 6,000 8,000 10,000 H1 2017 underlying EBITDA Price 557 252 151 37 29 12 (550) 116 -800 -300 200 700 Aluminium* Copper Minerals Uranium Coal Diamonds Iron ore Other, net * Aluminium includes alumina and bauxite and includes movements in market and other premia

Strong sales in iron ore, copper and aluminium 29 ©2018, Rio Tinto, All Rights Reserved 9,042 9,209 604 887 (131) (161) (145) 0 2,000 4,000 6,000 8,000 10,000 12,000 H1 2017 underlying EBITDA Price Exchange rates Energy Inflation Flexed H1 2017 underlying EBITDA Volumes & Mix 532 168 136 61 (6) (13) (19) 28 EBITDA H1 2017 vs H1 2018 $ million * Aluminium includes alumina and bauxite

Iron Ore: our low-cost advantage has been sustained over many years 30 ©2018, Rio Tinto, All Rights Reserved H1 2018 cash unit cost of $13.4/t (3% lower than H1 2017) Focus remains on maintaining consistently attractive FOB EBITDA margins (67% in H1 2018) – ~10% increase in haul distance for 2018; strip ratio flat – Cyclic maintenance costs being partly offset by new tactics – >4,500 productivity improvement initiatives Average realised FOB price of $57.9 per wet metric tonne ($63.0/dry metric tonne) 2018 shipments from the Pilbara are expected to be at the upper end of the existing guidance range (330-340Mt), subject to market conditions and any weather constraints Pilbara cash unit cost $ per tonne 20.4 18.7 16.2 13.8 14.3 13.1 13.8 13.0 13.4 H1 2014 H1 2015 H1 2016 H1 2017 H1 2018

Iron Ore: increased sales and cost savings partly offset by lower prices 31 ©2018, Rio Tinto, All Rights Reserved 5,607 4,963 5,656 520 132 41 (542) (27) (41) (34) 0 2,000 4,000 6,000 H1 2017 underlying EBITDA Price Exchange rates Energy Inflation Flexed H1 2017 underlying EBITDA Volumes & Mix Cash costs Other H1 2018 underlying EBITDA • Pilbara shipments of 168.8 million tonnes (100% basis) were 9% higher than in H1 2017, reflecting ongoing productivity improvements being made to the rail network, along with increased flexibility across the infrastructure system • Pilbara FOB EBITDA margin of 67% achieved in H1 2018 (69% in H1 2017) • Pilbara cash unit costs of $13.4 per tonne in H1 2018, compared with $13.8 per tonne in H1 2017 • Pilbara iron ore revenues includes $767 million of freight in H1 2018 compared to $569 million in H1 2017, following increases in freight rates period-on-period • Approximately 66 per cent of sales in 2017 were priced with reference to the current month average, 17 per cent with reference to the prior quarter’s average index lagged by one month, five per cent with reference to the current quarter average and 12 per cent were sold on fixed terms on the spot market • Approximately 31 per cent of sales in the quarter were made free on board (FOB), with the remainder sold including freight Underlying EBITDA H1 2017 vs H1 2018 $ million

Aluminium: higher prices and volumes & mix partly offset by increasing raw material cost headwinds 32 ©2018, Rio Tinto, All Rights Reserved • The H1 2018 cash LME aluminium price averaged $2,209 per tonne, an increase of 18 per cent on H1 2017 • The average realised price per tonne averaged $2,547 in H1 2018 (H1 2017: $2,151) due to higher market and product premia. This includes premia for value-added products (VAP), which represented 58% of primary metal sold in H1 2018 (H1 2017: 57%) and generated attractive product premia averaging $222 per tonne of VAP sold (H1 2017: $217 per tonne) on top of the physical market premiums • Raw material cost headwinds of $229 million have been experienced by the Aluminium business in H1 2018, primarily associated with caustic soda, tar pitch and petroleum coke • Integrated operations EBITDA margins were 35% in H1 2018, consistent with H1 2017 • Bauxite revenues includes $178 million of freight in H1 2018 ($111 million in H1 2017) • Binding offers for the sale of the Aluminium Dunkerque smelter in France for $500 million and the ISAL aluminium smelter in Iceland for $345 million were announced in H1 2018 and are expected to complete in Q3 2018, subject to satisfactory completion of consultations with key stakeholders and applicable regulatory clearances 1,666 2,074 1,831 557 168 (45) (57) (47) (255) (156) 0 500 1,000 1,500 2,000 2,500 H1 2017 underlying EBITDA Price Exchange rates Energy Inflation Flexed H1 2017 underlying EBITDA Volumes & Mix Cash costs Other H1 2018 underlying EBITDA Underlying EBITDA H1 2017 vs H1 2018 $ million

Copper & Diamonds: higher prices and volumes driving increased EBITDA 33 ©2018, Rio Tinto, All Rights Reserved 771 1,016 1,360 291 202 191 29 (11) (14) (21) (48) (30) 0 250 500 750 1,000 1,250 1,500 H1 2017 underlying EBITDA Price Exchange rates Energy Inflation Flexed H1 2017 underlying EBITDA Volumes & Mix Cash costs Exploration & H1 2017 one- evaluation offs Other H1 2018 underlying EBITDA Underlying EBITDA H1 2017 vs H1 2018 $ million • Copper & Diamonds underlying EBITDA of $1,360 million benefitted from stronger copper production and higher prices in H1 2018 • Copper & Diamonds generated net cash from operating activities of $0.8 billion in H1 2018 and invested around $0.7 billion in development capital • Absence of Escondida strike in H1 2018 resulted in a favourable one-off impact, partly offset by the non-recurrence of the Manefay slide insurance settlement • To maximise use of available smelter capacity, Kennecott purchased and tolled 83.1 thousand tonnes of third party concentrate in H1 2018 • At 30 June 2018, the Group had an estimated 264 million pounds of copper sales that were provisionally priced at 312 cents pe r pound. The final price of these sales will be determined during the second half of 2018. This compares with 250 million pounds of open shipments at 31 December 2017, provisionally priced at 304 cents per pound

Energy & Minerals: higher prices offset by one-offs and the divestment of Coal & Allied 34 ©2018, Rio Tinto, All Rights Reserved • Underlying EBITDA of $1,037 million was six per cent lower than H1 2017 after excluding the contribution from Coal & Allied in the 2017 first half, impacted by the suspension of operations at IOC while collective bargaining negotiations took place, at RTFT following a fatality, and due to labour disruptions at RBM. This was partly offset by higher prices and the gain recognised on the sale of Winchester South that completed in the first half • Energy & Minerals delivered operating cash flows of $599 million, resulting in a free cash flow contribution to the Group of $379 million • Rio Tinto completed the sale of its 75 per cent interest in the Winchester South coal development project in Queensland, Australia, to Whitehaven Coal Limited in H1 2018. $150 million cash was received on completion and an unconditional cash payment of $50 million is due in 12 months from the date of completion • The sale of Rio Tinto’s interests in the Kestrel and Hail Creek coal mines and Valeria coal development project completed on 1 August 2018, with pre-tax proceeds of $3.95 billion 1,434 1,540 1,037 203 195 52 (50) (3) (44) (333) (9) (108) (236) (64) 0 250 500 750 1,000 1,250 1,500 1,750 H1 2017 underlying EBITDA Price Exchange rates Energy Inflation Flexed H1 2017 underlying EBITDA Coal & Allied (divested H2 2017) Volumes Cash costs IOC strike RTIT one- Winchester offs South (divested H1 2018) Other H1 2018 underlying EBITDA Underlying EBITDA H1 2017 vs H1 2018 $ million

35

Other movements in EBITDA

Underlying EBITDA impact

$ million	H1 2017	FX/ price	Energy & Inflation	Volumes	Cash Costs	Epl'n eval'n	Non Cash	One-offs & other	H1 2018
Other operations	-	99	(45)	6	(47)	-	(59)	19	(27)
Exploration & Evaluation (net)	(85)	-	-	-	-	(15)	-	-	(100)
Other	(351)	(2)	-	-	(66)	3	(17)	(126)	(559)
Total	(436)	97	(45)	6	(113)	(12)	(76)	(107)	(686)

- Other operations includes the Gove alumina refinery (curtailed in May 2014), Rio Tinto Marine and Legacy projects. The increase in net loss reflects higher spend at both Gove and Legacy projects
- Exploration & evaluation costs were higher due to increased activity levels
- Central office costs, central Growth & Innovation costs and other central items are reported in Other items. The $208 million (pre-tax) increase in Other items includes restructuring, project and other one-off costs of $68 million (pre-tax) in 2018 first half. It also reflects an increase in Information System & Technology spend of $49 million (pre-tax) and further investment in capability to support the Group's mine-to-market productivity programme

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Near-term maturities further reduced in 2018 36 ©2018, Rio Tinto, All Rights Reserved Gross debt reduced by $2.1 billion in H1 2018 of which $1.9 billion nominal value of bonds was purchased with cash Average outstanding debt maturity at ~11 years Net interest paid of $0.1 billion associated with bond purchase programme No bond maturities until 2020 * Numbers based on period-end accounting value 0 1,000 2,000 3,000 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2033 2034-2039 2040 2042+ 31 December 2017 debt maturity profile* Gross debt 2018 debt reductions $(m) 0 1,000 2,000 3,000 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2033 2034-2039 2040 2042+ 30 June 2018 debt maturity profile* Gross Debt $(m)

Rigorous measurement of productivity gains 37 ©2018, Rio Tinto, All Rights Reserved Accounting basis – Free cash flow basis, Rio Tinto share, post-tax Price – Actual price achieved each year – not a constant or rebased price Commercial excellence – Variation of product mix included Volumes – Tonnes from growth capex excluded Costs – Adjustments for energy, inflation and exchange impacts – All other changes in input costs are included Grades – No adjustment or rebasing for grade Capital savings – Capital savings are excluded Guidance – Consensus pricing used Assets – Assets scheduled for closure in the next 5 years are excluded – Target may be rebased should any assets be divested in the 5 year period

Modelling EBITDA 38 ©2018, Rio Tinto, All Rights Reserved Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity pr ices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital. EBITDA sensitivity H1 2018 average price/ rate ($m) impact on FY 2018 underlying EBITDA of 10% price/rate change Copper 315c/lb 456 Aluminium $2,209/t 849 Gold $1,318/oz 49 Iron ore (62% Fe FOB) $62/dmt 1,496 A$ 77USc 636 C$ 78USc 151 Oil $68/bbl 62

Net earnings 39 ©2018, Rio Tinto, All Rights Reserved US$m H1 2018 underlying earnings 4,416 Impairments (98) Net gains on consolidation and disposal of interests in businesses 146 Exchange gains/losses on debt and derivatives 388 Adjustments to tax charge relating to expected divestments (472) H1 2018 net earnings 4,380

Uses of cash over past 12 months 40 ©2018, Rio Tinto, All Rights Reserved Uses of cash ($ billion) H2 2017 H1 2018 Total Sustaining capex 1.3 1.0 2.3 Growth capex 1.4 1.4 2.8 Balance sheet 3.8 (1.4) 2.4 Shareholder returns 3.8 4.7 8.5 Interim dividend 2.0 - 2.0 FY dividend - 3.2 3.2 Share buy-backs 1.8 1.5 3.3

Application of the returns policy 41 ©2018, Rio Tinto, All Rights Reserved Capital return considerations Comments Results for 2018 H1 Underlying EBITDA up 2% to $9.2 billion Operating cash flow of $5.2 billion Long term growth prospects Commissioned Silvergrass, focused on Amrun and Oyu Tolgoi Ongoing exploration and evaluation programme. Rio Tinto Ventures established Balance sheet strength Strong balance sheet with net debt of $5.2 billion Strong earnings / cash generation – supplement with additional returns Payout of >60% threshold possible because of strong performance One-off asset disposal proceeds of $5 billion expected in H2 2018 40-60 per cent of underlying earnings through the cycle Payout >60% threshold possible based on (i) strong H1 2018 prices (ii) $5 billion of announced disposals (pre-tax), and (iii) strong balance sheet Balanced between growth and shareholder returns Defined growth pipeline provides capacity to allocate more to shareholder cash return and debt reduction Outlook Strong global growth, strong demand for premium products Potential for continued price volatility